UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

SEC File No.
001-11454

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: September 30, 2004

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: _______________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

The entire Form 10-Q for the quarterly period ended September 30, 2004

PART I — REGISTRANT INFORMATION

Consolidated Water Co. Ltd.

Full Name of Registrant

Former Name if Applicable

P.O. Box 1114 GT, Trafalgar Place, West Bay Road

Address of Principal Executive Office (Street and number)

Grand Cayman, Cayman Islands, B.W.I.

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

☒(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

As a result of disruptions in administrative activities caused by the impact of Hurricane Ivan on the Cayman Islands, the Registrant is unable, without unreasonable effort or expense, to file its Form 10-Q for the quarterly period ended September 30, 2004 within the prescribed period. The additional time required to file the Form 10-Q is necessary to ensure the filing of a complete and accurate Form 10-Q. The Registrant believes that the Form 10-Q will be filed on or before the fifth calendar day following the due date.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Brent Santha	(345)	945-4277

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

As a result of Hurricane Ivan, the Registrant suffered damage to its seawater conversion plants on the Cayman Islands, which are covered by property insurance. Under generally accepted accounting principles, the Registrant is required to record the loss of any property, which must be replaced, in the period the loss occurs and record any gain from the related insurance claim only when it is realized. Consequently, it is anticipated that such write-off may result in the Registrant recording a loss for the third quarter ended September 30, 2004. At the time of this filing, the Registrant is still in the process of determining the extent of the damage to its plants and equipment and is unable to determine the amount of loss to be recorded, if any. The resulting loss, if any, for the quarter is expected to be offset in future periods when the Registrant receives proceeds under its insurance policies.

Consolidated Water Co. Ltd.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 15, 2004	By:	/s/ Brent Santha
Brent Santha, Chief Financial Officer